Filed Pursuant to Rule 424(b)(3)
File Number 333-103258

PROSPECTUS SUPPLEMENT
NO. 13

To Prospectus dated May 14, 2003 (SEC File No. 333-103258)

XCEL ENERGY INC.
800 Nicollet Mall, Suite 3000
Minnesota, Minneapolis 55402-2023
(612) 330-5500

$230,000,000
71/2% Senior Convertible Notes
due 2007
and
Shares of Commons Stock issuable upon conversion of the Notes

This Prospectus Supplement No. 13 supplements information contained in the Prospectus dated May 14, 2003, as supplemented by supplements No. 1 through 12, and includes the attached Current Report on Form 8-K of Xcel Energy Inc. filed by us today with the Securities and Exchange Commission. This Prospectus Supplement No. 13 supplements information contained in the Prospectus dated May 14, 2003, as amended, covering resale by selling security holders of our 71/2% Senior Convertible Notes due 2007 and shares of our common stock issuable upon conversion of the notes. This Prospectus Supplement No. 13 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Our common stock is traded on the New York Stock Exchange under the symbol “XEL”.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

For more information please see the Prospectus and the Prospectus Supplements.

The date of this Prospectus Supplement No. 13 is December 19, 2003

The information in the table appearing under the caption “Selling Security Holders” in the Prospectus is amended by adding the information below with respect to any person not previously listed in the prospectus or in any amendment or supplements thereto, and by superceding the information with respect to any person previously listed in the Prospectus with the information that is set forth below:

	Aggregate
	Principal Amount of			Common Stock
	Notes at Maturity	Percentage of Notes	Common Stock Owned	Registered
Name	that may be Sold	Outstanding	Prior to Conversion	Hereby(1)

Evergreen Utility Fund	$3,000,000	1.30%	50,000	243,309
Total	$230,000,000	100.00%		18,653,690	(4)

(1)	Assumes conversion of all of the holder’s notes at a conversion price of $12.33 per share, which is equal to a conversion rate of approximately 81.1359 shares of common stock per $1,000 principal amount of notes. However, this conversion price (and conversion rate) will be subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Information about other selling security holders will be set forth in prospectus supplements, if required.

(3)	Assumes that any other holders of notes, or any future transferees, pledges, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(4)	Because we will not issue fractional shares of our common stock upon conversion of the notes, the common stock registered hereunder for all of the security holders may not total the amount shown above.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	December 5, 2003

Xcel Energy Inc. (Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation)

1-3034	41-0448030

(Commission File Number)	(IRS Employer Identification No.)

800 Nicollet Mall, Mpls, MN	55402

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	612-330-5500

(Former name or former address, if changed since last report)

Item 2. Acquisition or Disposition of Assets
Item 7. Financial Statements and Exhibits
Exhibit 99.01
NOTES TO PRO-FORMA FINANCIAL INFORMATION

Item 2. Acquisition or Disposition of Assets

Since mid-2002, NRG Energy, Inc. (NRG), a former wholly owned subsidiary of Xcel Energy in the business of independent power production, has experienced severe financial difficulties, resulting primarily from lower prices for power and declining credit ratings. These financial difficulties culminated in NRG and certain of its affiliates filing, on May 14, 2003, voluntary petitions in the United States Bankruptcy Court for the Southern District of New York for reorganization under Chapter 11 of the U.S. Bankruptcy Code to restructure their debt.

NRG’s filing included its plan of reorganization and the terms of the overall settlement among NRG, Xcel Energy and members of NRG’s major creditor constituencies that provide for payments by Xcel Energy to NRG and its creditors of up to $752 million.

NRG’s creditors and the bankruptcy court approved the plan of reorganization and on Dec. 5, 2003, NRG completed reorganization and emerged from bankruptcy. As part of the reorganization, Xcel Energy completely divested its ownership interest in NRG, which in turn issued new common equity to its creditors. The other principal terms of the overall settlement include the following:

•	Xcel Energy will pay $752 million to NRG to settle all claims of NRG against Xcel Energy, and claims of NRG creditors against Xcel Energy under the NRG plan of reorganization.

-	$400 million (including $112 million payable to NRG’s bank lenders) to be paid by Feb. 22, 2004.

-	$352 million will be paid on April 30, 2004, unless at such time Xcel Energy has not received tax refunds equal to at least $352 million associated with the loss on its investment in NRG. To the extent such refunds are less than the required payments, the difference between the required payments and those refunds would be due on May 30, 2004.

-	In return for such payments, Xcel Energy received, or was granted, voluntary and involuntary releases from NRG and its creditors.

•	Xcel Energy’s exposure on any guarantees, indemnities or other credit support obligations incurred by Xcel Energy for the benefit of NRG or any NRG subsidiary was terminated or other arrangements satisfactory to Xcel Energy and NRG were made such that Xcel Energy has no further exposure and any cash collateral posted by Xcel Energy has been returned.

•	As part of the settlement, any intercompany claims of Xcel Energy against NRG or any subsidiary arising from the provision of goods or services or the honoring of any guarantee were paid in full in cash in the ordinary course except that the agreed amount of certain intercompany claims, arising or accrued as of Jan. 31, 2003, (approximately $50 million) were reduced to $10 million. The $10 million agreed amount has been satisfied with an unsecured promissory note of NRG in the principal amount of $10 million with a maturity of 30 months and an annual interest rate of 3 percent.

•	NRG and its subsidiaries will not be reconsolidated with Xcel Energy or any of its other affiliates for tax purposes at any time after their March 2001 federal tax deconsolidation (except to the extent required by state or local tax law) or treated as a party to or otherwise entitled to the benefits of any existing tax-sharing agreement with Xcel Energy. However, NRG and certain subsidiaries would continue to be treated substantially as they were under the December 2000 tax allocation agreement to the extent they remain part of a consolidated or combined state tax group that includes Xcel Energy and with respect to any adjustments to pre-March 2001 federal tax periods. Under the settlement agreement, NRG will not be entitled to any tax benefits associated with the tax loss Xcel Energy expects to recognize as a result of the cancellation of its stock in NRG on the effective date of the NRG plan of reorganization.

As of Dec. 31, 2002, NRG had consolidated assets of $10.9 billion and liabilities of $11.6 billion, including entities included in and excluded from the bankruptcy filing.

See additional information in the pro-forma financial statements filed as exhibit 99.01.

Item 7. Financial Statements and Exhibits

(c) Exhibits

Exhibit No.	Description

99.01	Unaudited consolidated pro-forma financial information.

2

Exhibit 99.01

UNAUDITED CONSOLIDATED PRO-FORMA FINANCIAL INFORMATION

NRG Energy Inc. (NRG), a wholly-owned subsidiary of Xcel Energy, emerged from bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on Dec. 5, 2003. As part of the settlement agreement approved by the Bankruptcy Court among Xcel Energy, NRG and NRG’s creditors (“the Settlement”), Xcel Energy has divested all ownership interests in NRG as of the emergence date.

The following summary of unaudited pro-forma financial information for Xcel Energy gives effect to the divestiture of NRG, including events directly attributable to the transaction. This unaudited pro-forma summarized financial information should be read in conjunction with the historical financial statements and related notes of Xcel Energy, which are included in the 2002 Annual Report on Form 10-K, and the Sept. 30, 2003, Quarterly Report on Form 10-Q. The unaudited pro-forma Statements of Operations information for the year-to-date period ended Sept. 30, 2003 and the year ended December 31, 2002, assume that NRG had been divested on Jan. 1, 2002, the beginning of the earliest period presented. The unaudited pro-forma Balance Sheet as of September 30, 2003 assumes that NRG had been divested on that date.

These summarized pro-forma amounts do not include the future financial impacts that may occur from NRG’s filing for bankruptcy, or from implementing the Settlement. Also, the unaudited summarized pro-forma financial information does not necessarily indicate what Xcel Energy’s financial position or operating results would have been if NRG had been divested in the periods presented, and does not necessarily indicate future operating results of Xcel Energy (with or without NRG).

XCEL ENERGY INC. AND SUBSIDIARIES
Pro-Forma Consolidated Statements Of Operations
(Thousands of Dollars, Except Per Share Data)
For the Nine Months ended Sept. 30, 2003

		Pro-Forma
		Adjustments for
	As Reported	Divestiture		Adjusted
	9/30/2003 (a)	of NRG		9/30/2003

Operating revenues:
Electric utility	$4,507,913			$4,507,913
Natural gas utility	1,122,797			1,122,797
Electric and natural gas trading margin	18,264			18,264
Nonregulated and other	326,347			326,347

Total operating revenues	5,975,321	—		5,975,321
Operating expenses:
Electric fuel and purchased power — utility	2,050,148			2,050,148
Cost of natural gas sold and transported — utility	757,988			757,988
Cost of sales — Nonregulated and other	221,079			221,079
Other operating and maintenance expenses — utility	1,149,748			1,149,748
Other operating and maintenance expenses — nonregulated	99,357			99,357
Depreciation and amortization	597,734			597,734
Taxes (other than income taxes)	248,087			248,087
Special charges (d)	11,752			11,752

Total operating expenses	5,135,893	—		5,135,893

Operating income	839,428			839,428
Equity in losses of NRG	(363,825)	363,825	(b)	—
Interest and other income, net of nonoperating expenses	30,690			30,690
Interest charges and financing costs:
Interest charges — net of amounts capitalized	320,737			320,737
Distributions on redeemable preferred securities of subsidiary trusts	21,773			21,773

Total interest charges and financing costs	342,510	—		342,510

Income (loss) from continuing operations before income taxes	163,783	363,825		527,608
Income taxes (benefits)	39,837	105,000	(c)	144,837

Income (loss) from continuing operations	$123,946	$258,825		$382,771

Weighted average common shares outstanding (in thousands):
Basic	398,728			398,728
Diluted	399,144			399,144
Earnings per share — basic:
Income (loss) from continuing operations (e)	$0.31			$0.96

Earnings per share — diluted:
Income (loss) from continuing operations (e)	$0.31			$0.96

See accompanying Notes to Pro-Forma Financial Information

XCEL ENERGY INC. AND SUBSIDIARIES
Pro-forma Consolidated Statements Of Operations
(Thousands of Dollars, Except Per Share Data)
For the year ended December 31, 2002

		Pro-forma
		Adjustments for
	As Reported	Divestiture			Adjusted
	12/31/2002 (a)	of NRG			12/31/2002

Operating Revenues:
Electric utility	$5,435,377				$5,435,377
Natural gas utility	1,397,800				1,397,800
Electric and natural gas trading	8,485				8,485
Nonregulated and other	2,611,149	(2,212,153)	(b	)	398,996
Equity earnings from unconsolidated NRG affiliates	68,996	(68,996)	(b	)	—

Total operating revenues	9,521,807	(2,281,149)			7,240,658
Operating Expenses:
Electric fuel and purchased power — utility	2,199,099				2,199,099
Cost of natural gas sold and transported — utility	851,987				851,987
Cost of sales — nonregulated and other	1,361,466	(1,094,795)	(b	)	266,671
Other operating and maintenance expenses — utility	1,501,602				1,501,602
Other operating and maintenance expenses — nonregulated	787,968	(665,886)	(b	)	122,082
Depreciation and amortization	1,037,429	(256,199)	(b	)	781,230
Taxes (other than income taxes)	318,641				318,641
Special charges (d)	2,898,513	(2,852,285)	(b	)	46,228

Total operating expenses	10,956,705	(4,869,165)			6,087,540

Operating income (loss)	(1,434,898)	2,588,016			1,153,118
Interest and other income, net of nonoperating expenses	63,623	(8,929)	(b	)	54,694
Interest charges and financing costs:
Interest Charges — net of amounts capitalized	879,736	(493,956)	(b	)	385,780
Distributions on Redeemable Preferred Securities of Subsidiary Trusts	38,344				38,344

Total interest charges and financing costs	918,080	(493,956)			424,124

Income (loss) from continuing operations before income taxes	(2,289,355)	3,073,043			783,688
Income taxes (benefit)	(627,985)	871,382	(b	)(c)	243,397

Income (loss) from continuing operations	$(1,661,370)	$2,201,661			$540,291

Weighted average common shares outstanding (in thousands):
Basic	382,051				382,051
Diluted	382,051				382,051
Earnings (loss) per share — basic:
Income (loss) from continuing operations (e)	$(4.36)				$1.40

Earnings (loss) per share — diluted:
Income (loss) from continuing operations (e)	$(4.36)				$1.40

See accompanying Notes to Pro-forma Financial Information

XCEL ENERGY INC. AND SUBSIDIARIES
Pro Forma Consolidated Balance Sheet
(Thousands of Dollars, Except Per Share Data)

		Pro Forma
		Adjustment for
	As Reported	Divestiture			Adjusted
	9/30/2003 (a)	of NRG			9/30/2003

ASSETS
Current Assets:
Cash and cash equivalents	$695,698				$695,698
Accounts receivable — net of allowance	710,525	(53,569)	(f	)	656,956
Accrued unbilled revenues	316,943				316,943
Materials and supplies inventories — at average cost	181,707				181,707
Fuel inventory — at average cost	52,993				52,993
Natural gas inventories — replacement cost in excess of LIFO	156,609				156,609
Recoverable purchased natural gas and electric energy costs	193,926				193,926
Derivative instruments valuation — at market	21,226				21,226
Current deferred income tax	563,653	(563,653)	(g	)	—
Prepayments and other	225,101				225,101

Total Current Assets	3,118,381	(617,222)			2,501,159

Property, Plant and Equipment, at cost:
Electric utility plant	17,126,762				17,126,762
Nonregulated property and other	1,672,453				1,672,453
Natural gas utility plant	2,474,398				2,474,398
Construction work in progress	943,892				943,892

Total Property, Plant and Equipment	22,217,505	—			22,217,505
Less accumulated depreciation	(9,537,934)				(9,537,934)
Nuclear fuel — net of accumulated amortization	90,199				90,199

Net Property, Plant and Equipment	12,769,770	—			12,769,770

Other Assets:
Investments in unconsolidated affiliates	130,938				130,938
Notes receivable, including amounts from affiliates	2,880				2,880
Nuclear decommissioning fund and other investments	765,125				765,125
Regulatory assets	741,815				741,815
Derivative instruments valuation — at market	705				705
Prepaid pension asset	467,328				467,328
Goodwill, net	7,730				7,730
Intangible assets, net	58,213				58,213
Other	201,482	—			201,482

Total Other Assets	2,376,216	—			2,376,216

TOTAL ASSETS	$18,264,367	$(617,222)			$17,647,145

LIABILITIES AND EQUITY
Current Liabilities:
Current portion of long-term debt	$240,982				$240,982
Short-term debt	148,989				148,989
Accounts payable	684,360	(7,789)	(f	)	676,571
Taxes accrued	355,106				355,106
Dividends payable	—				—
Derivative instruments valuation — at market	47,563				47,563
NRG losses in excess of investment	927,414	(927,414)	(f	)	—
Settlement obligation related to NRG	—	—	(f	) (g)	—
Other	389,348				389,348

Total Current Liabilities	2,793,762	(935,203)			1,858,559

Deferred Credits and Other Liabilities:
Deferred income taxes	1,660,279	188,347	(f	)	1,848,626
Deferred investment tax credits	159,922				159,922
Regulatory liabilities	597,426				597,426
Derivative instruments valuation — at market	26,768				26,768
Benefit obligations and other	352,376				352,376
Asset retirement obligations	1,008,534				1,008,534
Customer advances	201,488				201,488
Minimum pension liability	128,053				128,053

Total Deferred Credits and Other Liabilities	4,134,846	188,347			4,323,193

Minority interest in subsidiaries	5,433				5,433
Commitments and contingencies Capitalization:
Long-term debt	6,411,736				6,411,736
Mandatorily redeemable preferred securities of subsidiary trusts	100,000				100,000
Preferred stockholders’ equity	104,260				104,260
Common stockholders’ equity	4,714,330	129,634	(f	)	4,843,964

TOTAL LIABILITIES AND EQUITY	$18,264,367	$(617,222)			$17,647,145

See accompanying Notes to Pro-Forma Financial Information.

NOTES TO PRO-FORMA FINANCIAL INFORMATION

The following notes provide additional information for the adjustments made to historical financial statements in determining the accompanying pro-forma financial information.

(a)	“As Reported” amounts for nine months ended Sept. 30, 2003, were derived from the unaudited consolidated financial statements included in Xcel Energy’s Quarterly Report on Form 10-Q for the period ended Sept. 30, 2003. These amounts already reflect the deconsolidation of NRG, which were reported on the equity method of accounting as of Jan. 1, 2003. The “As Reported” amounts for year ended Dec. 31, 2002, were derived from the audited consolidated financial statements included in Xcel Energy’s 2002 Annual Report on Form 10-K. NRG was reported as a consolidated subsidiary during the year ended Dec. 31, 2002.

(b)	Pro-forma adjustments reflect the elimination of NRG’s results of operations as recorded by Xcel Energy due to its assumed divestiture as of the beginning of the periods presented. The tax benefits recorded by NRG related to its operating losses, which are eliminated in this pro-forma adjustment, were $165,382.

(c)	Pro-forma adjustments reflect the elimination of income tax benefits accruing to Xcel Energy related to its expected write-off of its investment in NRG. Tax benefits were recorded in the amount of $105 million for the year-to-date period ended September 30, 2003 and $706 million for the year 2002. No pro forma adjustments have been made for tax benefits related to the tax effects of payments due under the Settlement agreement, since these benefits were not recorded in the periods reported herein.

(d)	No pro-forma adjustments have been made to eliminate NRG-related legal and other restructuring charges incurred at the Xcel Energy holding company level. These charges were approximately $12 million for the year-to-date period ended Sept. 30, 2003 and approximately $5 million for the year 2002.

(e)	Earnings per share also reflect the impact of dividend requirements on preferred stock, which reduce income from continuing operations in determining earnings available for common shareholders. Such dividend requirements were $3 million in the year-to-date period ended Sept. 30, 2003 and $4 million in the year 2002.

(f)	Pro-forma adjustments reflect the elimination of NRG-related assets and liabilities due to its assumed divestiture as of the date reported. NRG was reported under the equity method of accounting for 2003 due to its bankruptcy filing in May 2003. As such, the amounts eliminated included intercompany receivables and payables, the investment in NRG (a negative amount due to losses incurred in excess of cumulative investments made), and other comprehensive income attributable to NRG (related to cumulative foreign currency translation adjustments of $34 million and changes in fair value for derivative contracts qualifying as cash flow hedges of $(10) million). The pro forma adjustments of NRG’s equity accounting balances resulted in only one balance related to NRG, a $752 million Settlement obligation which was eliminated through the pro forma adjustment discussed in (g) below.

(g)	A pro forma adjustment has been made to reflect the assumed payment of Xcel Energy’s $752 million in obligations to NRG and its creditors related to the Settlement approved by the Bankruptcy Court. These obligations will be funded through deferred tax benefits, which have also been eliminated through pro forma adjustments to assume their realization in the amount of the $752 million settlement agreement. The $752 million in deferred tax benefits eliminated were reported partially in current assets and also in long-term liabilities.